VANGUARD HEALTH HOLDING COMPANY II, LLC,
VANGUARD HOLDING COMPANY II, INC.
AND
VANGUARD HEALTH SYSTEMS, INC.
May 3, 2011
VIA FACSIMILE AND EDGAR

Re:	Vanguard Health Holding Company II, LLC, Vanguard Holding Company II, Inc. and Vanguard Health Systems, Inc. Registration Statement on Form S-4 File No.: 333-173401
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rose Zukin
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), as amended, Vanguard Health Holding Company II, LLC (“VHS Holdco II”), Vanguard Holding Company II, Inc. (“Vanguard Holding II”) and Vanguard Health Systems, Inc. (collectively with VHS Holdco II and Vanguard Holding II, the “Issuers”) hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12 p.m., Washington, D.C. time, on May 4, 2011, or as soon as possible thereafter. In this regard, the Issuers are aware of their respective responsibilities and obligations under the Securities Act and under the Securities Exchange Act of 1934.
The Issuers acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuers may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We respectfully request that the Issuers be notified of such effectiveness by telephone call to Ron Soltman, General Counsel of the Issuers, at (615) 665-6006.

Very truly yours, VANGUARD HEALTH HOLDING COMPANY II, LLC
By:	/s/ Ronald P. Soltman
	Name:	Ronald P. Soltman
	Title:	Executive Vice President, General Counsel & Secretary

VANGUARD HOLDING COMPANY II, INC.
By:	/s/ Ronald P. Soltman
	Name:	Ronald P. Soltman
	Title:	Executive Vice President, General Counsel & Secretary

VANGUARD HEALTH SYSTEMS, INC.
By:	/s/ Ronald P. Soltman
	Name:	Ronald P. Soltman
	Title:	Executive Vice President, General Counsel & Secretary